Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND
ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER
AND REDUCTION IN LEVERAGE

NEW YORK, December 14, 2020 — Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”) announced today the final results of its tender offer for up to 25% of its outstanding shares of common stock for cash at a price per share equal to 96% of its net asset value per share (“NAV”) determined on December 10, 2020.  The tender offer, which expired at 5:00 p.m., New York City time, on December 10, 2020, was oversubscribed.
In accordance with the terms of the offer, since the tender offer was oversubscribed, the Fund will purchase 25% of its outstanding shares of common stock on a pro-rata basis, with appropriate adjustment to avoid purchase of fractional shares of common stock, based on the number of shares properly tendered (the “Pro-Ration Factor”).  The final results of the tender offer are provided in the table below.
Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	NAV on December 10, 2020	Purchase Price (96% of NAV on December 10, 2020)	Number of Shares Outstanding After Tender Offer
6,666,834	4,885,146	73.27541%	$12.53	$12.03	14,655,439

The Fund will purchase the shares of common stock that it has accepted for payment as promptly as practicable.  Stockholders who have questions regarding the tender offer should contact their financial advisors or call AST Fund Solutions, LLC, the information agent for the tender offer, at (877) 478-5039 (toll free).

Reduction in Leverage

In connection with the reduction in the Fund’s asset level following the tender offer, and in order to maintain what Management and the Fund’s Board of Directors believe to be an appropriate level of leverage, the Fund also announced today that it has reduced the total amount of leverage it employs.  Accordingly, the Fund has redeemed a portion of its outstanding Mandatory Redeemable Preferred Shares (“Preferred Shares”) and prepaid a portion of its outstanding Floating Rate Senior Notes (“Notes”).  The total amount of leverage employed by the Fund has been reduced from $125 million to $95.5 million, consisting of $76 million of Preferred Shares and $19.5 million of Notes.

About Neuberger Berman
Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 24 countries, Neuberger Berman’s diverse team has over 2,300 professionals. For six consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). In 2020, the PRI named Neuberger Berman a Leader, a designation awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. The PRI also awarded Neuberger Berman an A+ in every eligible category for our approach to ESG integration across asset classes. The firm manages $374 billion in client assets as of September 30, 2020. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Investor Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

Media Contact:
Alexander Samuelson
Neuberger Berman
(212) 476-5392
Alexander.Samuelson@nb.com